The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2013

Citigroup Inc.	February , 2013 Medium-Term Senior Notes, Series H Amended Preliminary Pricing Supplement No. 2013-CMTNH0020 Registration No. 333-172562 Filed pursuant to Rule 424(b)(2)
CLP Denominated / USD Payable Coupon Notes due February     , 2018
The notes will bear interest at a rate of 5.00% per annum.  The notes are denominated in Chilean Pesos (“CLP”), but your initial investment, all interest payments and your payment at maturity will be made in U.S. Dollars (“USD”) based on the CLP amount of the issue price or such payments, as applicable, converted at the CLP/USD exchange rate on the pricing date or relevant valuation date, as applicable. Because of this mandatory conversion, your investment in the notes and each interest payment is subject at all times to CLP/USD exchange rate risk.

If the CLP strengthens relative to the USD from the pricing date to the applicable valuation date, the amount you receive in USD terms on the related payment date will be greater than it would be based on the initial CLP/USD exchange rate.  Conversely, if the CLP weakens relative to the USD from the pricing date to the applicable valuation date, the amount you receive in USD terms on the related payment date will be less than it would be based on the initial CLP/USD exchange rate.  You will not receive a fixed amount in USD on any interest payment date or at maturity.  As a result of this currency exchange rate risk, you could lose some or a substantial portion of your initial investment in USD terms.

The notes are senior unsecured obligations of Citigroup Inc.  Investors must be willing to accept the risk of not receiving any amount due under the notes if we default on our obligations under the notes.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before deciding whether to invest in the notes.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Inc.
Issue price per note:	CLP 1,000, payable in USD at the initial CLP/USD exchange rate
CLP principal amount per note:	CLP 1,000
Aggregate principal amount:	CLP
Initial CLP/USD exchange rate:	, the CLP/USD exchange rate on the pricing date
Pricing date:	February , 2013 (expected to be February 15, 2013)
Issue date:	February , 2013 (three business days after the pricing date)
Maturity date:
February    , 2018 (expected to be February 20, 2018).  If the maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date, and no additional interest will accrue as a result of delayed payment.

Denomination currency:	Chilean Pesos
Payment currency:	U.S. Dollars
Payment at maturity per note:
CLP 1,000 plus any accrued and unpaid interest, converted into U.S. Dollars at the CLP/USD exchange rate on the final valuation date
The amount of principal that is paid to you at maturity is subject to currency exchange risk and may be less, and possibly significantly less, in USD terms than your initial investment.

Interest rate:	5.00% per annum
Interest payment per note:
The product of CLP 1,000 and the interest rate.  This amount will be converted into U.S. Dollars at the exchange rate on the applicable valuation date.
The amount of each interest payment you receive is subject to currency exchange risk.

Interest payment dates:
February    , 2014, February    , 2015, February    , 2016, February    , 2017 (expected to be February 20, 2014, February 20, 2015, February 20, 2016, February 20, 2017) and the maturity date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of delayed payment.

Interest period:	Annual
Valuation dates:
The fifth scheduled currency business day preceding the relevant interest payment date, subject to postponement as described under “Determination of the CLP/USD Exchange Rate” in this pricing supplement.  We refer to the valuation date immediately preceding the maturity date as the final valuation date.

CLP/USD exchange rate:
On any date, the rate for conversion of Chilean Pesos into U.S. Dollars (expressed as the amount of Chilean Pesos per one U.S. Dollar), as determined by reference to Reuters page “CLPOB” on such date and as more fully described under “Determination of the CLP/USD Exchange Rate” in this pricing supplement.

CUSIP	1730T0A25
ISIN:	US1730T0A250
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to Issuer
Per note:	100%	2.00%	98.00%
Total:	CLP	CLP	CLP
(1)  Citigroup Global Markets Inc., an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to 2.00% for each note sold in this offering. The actual underwriting fee per note will be equal to 2.00% for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to 2.00% for each note they sell. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of 2.00% for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
Investing in the notes involves risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on page PS-2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE
HYPERLINK BELOW, BEFORE YOU DECIDE TO INVEST.
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011
THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

Risk Factors

An investment in the notes, which are denominated in Chilean Pesos rather than U.S. Dollars, entails significant risks that are not associated with a similar investment in a security denominated in U.S. Dollars.  The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪
Your payment at maturity and annual interest payments are exposed to currency exchange rate risk with respect to the Chilean Peso relative to the U.S. Dollar. All amounts payable to you on the notes, including your annual interest payments and the return of principal at maturity, will be denominated in CLP but will be mandatorily converted and paid to you in USD at the CLP/USD exchange rate on the applicable valuation date.  If the CLP is weaker relative to the USD on the valuation date applicable to each annual interest payment than on the pricing date, the amount of your interest payments will be lower than they would have been as calculated on the pricing date.  Similarly, if the CLP is weaker relative to the USD on the final valuation date than on the pricing date, your payment at maturity will be less, and possibly significantly less, than your initial investment in the notes in USD terms.  As a result of this currency exchange risk, you could lose a substantial portion of your initial investment in USD terms.

The CLP/USD exchange rate will vary over time, and may vary considerably during the term of the notes. The value of the Chilean Peso or the U.S. Dollar is at any moment a result of the supply and demand for that currency. Changes in the CLP/USD exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Chile, the United States and other relevant countries or regions.  Of particular importance to potential currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments in Chile and the United States, and between each country and its major trading partners; and the extent of governmental surplus or deficit in Chile and the United States.  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Chile and the United States, and those of other countries important to international trade and finance.

▪
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  You are subject to the credit risk of Citigroup Inc.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. may be willing to purchase the notes in secondary market transactions will likely be lower than the public offering price because the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The value of the notes prior to maturity will be influenced by many unpredictable factors.  We expect that the CLP/USD exchange rate on any day will affect the value of the notes more than any other single factor.  Other factors that may influence the value of the notes include:  (i) interest and yield rates in Chile and the United States; (ii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the CLP, the USD or currencies markets generally and that may affect the CLP/USD exchange rate on the valuation

February 2013	PS-2

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

dates; (iii) the time remaining to the maturity of the notes; and (iv) any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  You should understand that the value of your notes at any time prior to maturity may be significantly less than your initial investment in the notes in USD terms.  If you are able to sell your notes prior to maturity, you may be required to sell them at a particularly large discount from the USD equivalent of your initial investment if, at the time of sale, the CLP has weakened or is expected to weaken relative to the USD.

▪
The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets Inc. intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets Inc. shall be determined in Citigroup Global Markets Inc.'s sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets Inc. that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets Inc. may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the USD equivalent of your initial investment.

▪
The strength of the CLP relative to the USD may be correlated to the demand for commodities.  Chile depends heavily on the export of commodities, and the value of the Chilean Peso relative to the U.S. Dollar may, therefore, exhibit a high correlation to the demand for certain commodities.  As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Chilean Peso relative to the U.S. Dollar and, therefore, the value of the notes.

▪
The notes are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.  A U.S. Dollar investment in the notes is subject to risk of significant adverse fluctuations in the exchange rate of a single emerging market currency, the Chilean Peso, relative to the U.S. Dollar.  There is an increased risk of significant adverse fluctuations in the exchange rates of emerging market currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies.  As a result, emerging markets currencies such as the Chilean Peso may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging.  With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Furthermore, currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies.  Global events, even if not directly applicable to Chile or its currency, may increase volatility or adversely affect the value of the Chilean Peso.  Each of the foregoing factors or events may negatively affect the value of your notes.

▪
Government intervention in the currency markets could materially and adversely affect the value of the notes.  Governments, including those of Chile and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, any amounts payable on the notes, as well as the value of the notes could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

Prior to 1999, foreign exchange transactions by banks were generally conducted within an exchange rate band set by the Chilean Central Bank, and the Chilean Central Bank intervened in the foreign exchange market in order to maintain the exchange rate within such limits.  Since 1999, when the Chilean Central Bank eliminated this band, the Chilean Central Bank has allowed the currency to float against the U.S. Dollar and other currencies, while retaining the right to intervene in the exchange rate market under exceptional circumstances, as it has done

February 2013	PS-3

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

on multiple occasions. Interventions by the Chilean Central Bank in the foreign exchange market as a response to economic crises, political pressure or otherwise could have a significant adverse effect on the value of the Chilean Peso.

The Chilean Peso has been subject to large devaluations and revaluations in the past and could be subject to significant fluctuations in the future.  There will be no offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Chilean Peso or the U.S. Dollar, or any other currency.  Any significant changes or governmental actions with respect to the Chilean Peso, the U.S. Dollar or any other currency that result in a weakening of the CLP relative to the USD will adversely affect the value of the notes and the return on an investment in the notes in USD terms.

In addition, if the Chilean Peso is lawfully eliminated, converted, redenominated or exchanged by Chile during the term of the notes, the calculation agent, in its sole discretion, will determine the CLP/USD exchange rate (or make such adjustment to the CLP/USD exchange rate or CLP principal amount, as required) on each subsequent valuation date, and such determinations may adversely affect the amounts payable to you on the notes.

▪
Currency exchange rate risks can be expected to heighten in periods of financial turmoil.  In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions and potentially positive consequences to the currencies of regions that might benefit from this movement of capital.  For example, if the U.S. Dollar is perceived to be a safer investment than certain other world currencies, resulting in a sudden capital inflow to the United States, it could cause the USD to strengthen relative to the CLP, which would adversely affect the value of the notes and the return on an investment in the notes in USD terms.  In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the strength of the CLP relative to the USD. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes.

▪
The historical CLP/USD exchange rate is not an indication of its future performance. The historical performance of the CLP/USD exchange rate, which is included in this pricing supplement, should not be taken as an indication of future CLP/USD exchange rates during the term of the notes. Changes in the CLP/USD exchange rate will affect the amounts payable on and the value of the notes, but it is impossible to predict whether the Chilean Peso will strengthen or weaken against the U.S. Dollar.

▪
Suspension or disruptions of market trading in the Chilean Peso may adversely affect the value of the notes.  The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators.  These circumstances could adversely affect the CLP/USD exchange rate and, therefore, any payment due to you on the notes and the value of the notes in any secondary market that may develop.

▪
The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.  Citibank, N.A., the calculation agent for the notes, is an affiliate of ours and will determine the CLP/USD exchange rate on each of the valuation dates and will calculate the amount you will receive on each interest payment date and at maturity.  Determinations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the determination of the CLP/USD exchange rate under certain circumstances as described under “Determination of the CLP/USD Exchange Rate,” may adversely affect the amount of one or more interest payments to you or your payment at maturity. In addition, your initial investment will be made in USD and converted at the CLP/USD exchange rate on the pricing date.

▪
Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.  One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and possibly to other instruments linked to the CLP and/or USD), which may include trading in swaps on the CLP and cross currency swaps, as well as in other instruments related to the CLP and/or USD and related interest rates.  Our affiliates also trade the CLP and other financial instruments related to the CLP on a regular basis as part of their general broker-dealer, proprietary trading and other

February 2013	PS-4

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

businesses.  Any of these hedging or trading activities at or prior to the pricing date could increase the value of the CLP relative to the USD at the time of your initial investment and, as a result, the value that the CLP must attain relative to the USD on the final valuation date before you would receive a payment of principal at maturity that, following conversion into USD, equals or exceeds your initial investment in the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the CLP/USD exchange rate on any valuation date and, accordingly, the amount of USD you will receive on the related interest payment date or the maturity date.

▪
Citigroup Global Markets Inc. or its affiliates may publish research that could affect the value of the notes.  Citigroup Global Markets Inc. or its affiliates and agents may publish research from time to time on financial markets, currencies generally, or the CLP/USD exchange rate in particular, and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities may affect the value of the notes.  You should make your own independent investigation of the merits of investing in the notes.

February 2013	PS-5

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

GENERAL INFORMATION
United States federal tax considerations:
In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.

The rules under Section 988 of the Code are complex, and their application to you may depend on your particular circumstances (including whether you made certain elections).  You should read carefully the discussion in the accompanying prospectus supplement under “United States Federal Tax Considerations,”  and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Foreign Currency Notes” (if you are a U.S. Holder) and “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” (if you are a Non-U.S. Holder).

If you are a U.S. Holder who uses the cash method of accounting for U.S. federal income tax purposes, interest income you receive should generally be taxable to you as ordinary income at the time of receipt, and should equal the amount of U.S. dollars received.  If you are a U.S. Holder who uses the accrual method of accounting for U.S. federal income tax purposes, you will generally be required to accrue interest income in CLP and translate the amount accrued into U.S. dollars based on the average rate of exchange within the relevant accrual period(s).  In addition, if you are an accrual-method U.S. Holder, you will recognize ordinary income or loss (which will not be treated as interest income or expense) with respect to accrued interest income on the date the interest payment (or proceeds from the sale, exchange or retirement of the notes attributable to accrued interest) is actually received, the amount of which should equal the difference between the amount of U.S. dollars you receive with respect to the relevant accrual period and the interest income that has accrued during the accrual period (as determined above).

Upon a sale, exchange or retirement of the notes, you will generally recognize gain or loss equal to the difference between the amount you received (excluding any amount attributable to interest, which will be treated as discussed above) and the amount you paid to acquire the notes.  Such gain or loss will generally be treated as ordinary income or loss to the extent due to fluctuation of exchange rates.  If you recognize loss attributable to fluctuation of exchange rates upon a sale, exchange or retirement of a note above certain thresholds, you may be required to file a disclosure statement with the Internal Revenue Service.  You should consult your tax adviser regarding this reporting obligation.

If you are a Non-U.S. Holder of the notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you with respect to the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Currency business day:	A day on which commercial banks are open for business (including dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in both New York City and Santiago.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987) will

February 2013	PS-6

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as swaps related to the Chilean Peso, cross currency swaps and/or by taking positions in any other available currencies or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Benefit Plan Investor Considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Fees and selling concessions:
Citigroup Global Markets Inc., an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to 2.00% from Citigroup Inc. for each note sold in this offering.  The actual underwriting fee per note will be equal to 2.00% for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to 2.00% for each note they sell. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of 2.00% for each note they sell.

Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the Agents listed on Schedule I thereto, including Citigroup Global Markets Inc., govern the sale and purchase of the notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to Citigroup Global Markets Inc., CLP          principal amount of the notes (         notes) for 98.00% of the CLP principal amount per note (converted into USD at the initial CLP/USD exchange rate), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets Inc. proposes to offer the notes to selected dealers at 100.00% of the CLP principal amount per note (converted into USD at the initial CLP/USD exchange rate) less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity.  You should not invest in the notes unless you are willing to hold them to maturity.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes” and “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Inc. Accordingly, the offering of the

February 2013	PS-7

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.
Calculation agent:
Citibank, N.A., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Paying agent:	Citibank, N.A. will serve as will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.
We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

February 2013	PS-8

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

Determination of the CLP/USD Exchange Rate

On any date of determination (the pricing date or relevant valuation date, as applicable), the CLP/USD exchange rate will be the CLP/USD spot rate, expressed as the amount of Chilean Pesos per one U.S. Dollar, for settlement on the next day on which CLP/USD currency exchange transactions are settled in Santiago, Chile following such date of determination (the “settlement date”), as reported by the Banco Central de Chile on such date of determination as the “Dolar Observado” for such settlement date and displayed on Reuters page “CLPOB” (or any successor or substitute page selected by the calculation agent in its sole discretion) on such date of determination with respect to such settlement date.  However, if:

(i)	such date of determination is not a currency business day;

(ii)	no rate is displayed on the Reuters page “CLPOB” (or any such successor or substitute page) on such date of determination with respect to such settlement date; or

(iii)	the calculation agent determines in good faith that the rate so displayed on the Reuters page “CLPOB” (or any such successor or substitute page) is manifestly incorrect,

then such date of determination may be postponed by the calculation agent to the next succeeding currency business day on which none of the above events is occurring, but not past the day that is two business days immediately prior to the relevant interest payment date or the maturity date, as applicable.  If such date of determination is postponed and one or more of the above events continues to exist on the day that is two business days immediately prior to the relevant interest payment date or the maturity date, as applicable, or if the calculation agent determines in its sole discretion not to postpone such date of determination, then the CLP/USD exchange rate will be a rate equal to the arithmetic mean, as determined by the calculation agent, of the firm quotes of exchange rates for conversion of Chilean Pesos into U.S. Dollars determined by at least five leading dealers, selected by the calculation agent (the “reference dealers”); provided further that if (a) the difference between the highest and lowest exchange rates for conversion of Chilean Pesos into U.S. Dollars determined by the reference dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (b) the calculation agent is unable to obtain five such quotes from the reference dealers on such date for any reason, the CLP/USD exchange rate shall be the exchange rate as determined by the calculation agent in good faith on such date, taking into account any objective information as reasonably available at that time.  Quotations of the calculation agent or any of its affiliates may be included in the calculation of any mean described above, but only to the extent that any such exchange rate quoted is the lowest of the exchange rate quotes obtained.  For the avoidance of doubt, if the relevant date of determination is a valuation date, such valuation date will be subject to postponement as a date of determination, as described above.

If the CLP is lawfully eliminated, converted, redenominated or exchanged by Chile after the pricing date and prior to a valuation date, the calculation agent, in its sole discretion, will determine the CLP/USD exchange rate on such valuation date in accordance with market practice.

February 2013	PS-9

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

How the Notes Work

The notes are denominated in CLP; however, all interest payments and the payment at maturity will be made in USD based on the CLP amount of such payment and converted at the CLP/USD exchange rate as of the relevant valuation date.  Accordingly, such payments will vary depending on the CLP/USD exchange rate on the related valuation dates.  In addition, your initial investment will be made in USD and converted at the CLP/USD exchange rate on the pricing date.  An investment in the notes entails significant risks that are not associated with a similar investment in a security denominated in U.S. Dollars.  Your investment in the notes and any payment you receive on the notes is subject at all times to CLP/USD currency exchange rate risk.

The CLP/USD exchange rate reflects the amount of Chilean Pesos that can be exchanged for one U.S. Dollar.  If the CLP/USD exchange rate decreases, this means that the CLP has appreciated or strengthened relative to the USD.  If the CLP/USD exchange rate increases, this means that the CLP has depreciated or weakened relative to the USD.  You should understand how currency exchange rates work and the potential effects of currency exchange rate risk on the notes before you decide to invest.

The following hypothetical examples illustrate how your interest payments and the amount of principal payable at maturity are affected by the performance of the CLP relative to the USD. The following examples are hypothetical and are provided for illustrative purposes only. The examples assume a hypothetical CLP/USD exchange rate of 470.00 at the time of your initial investment.  The USD equivalent of CLP 1,000, the issue price per note, at this assumed CLP/USD exchange rate is approximately $2.13.  The USD equivalent of a hypothetical annual interest payment at this assumed CLP/USD exchange rate is approximately $0.11 per note.

Interest Amounts

Example 1—The CLP has strengthened relative to the USD from the pricing date to the valuation date to a CLP/USD exchange rate of 250.00.  The interest amount per note payable to you will be calculated as follows:

Because the CLP has strengthened against the USD on the valuation date, the interest amount (in USD terms) is greater than the amount that would have been payable had the CLP depreciated or remained unchanged from the pricing date.

Example 2—The CLP has weakened relative to the USD from the pricing date to the valuation date to a CLP/USD exchange rate of 690.00.  The interest amount per note payable to you will be calculated as follows:

Because the CLP has weakened against the USD on the valuation date, the interest amount (in USD terms) is less than the amount that would have been payable had the CLP appreciated or remained unchanged from the pricing date.

Amount of Principal Payable at Maturity

Example 3—The CLP has strengthened relative to the USD from the pricing date to the final valuation date to a CLP/USD exchange rate of 250.00.  Your payment of principal at maturity per note will be calculated as follows:

February 2013	PS-10

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

Because the CLP has strengthened against the USD from the pricing date to the final valuation date, the principal amount of the notes (in USD terms) is greater than the principal amount of the notes (in USD terms) on the pricing date.

Example 4—The CLP has weakened relative to the USD from the pricing date to the final valuation date to a CLP/USD exchange rate of 690.00.  Your payment of principal at maturity per note will be calculated as follows:

Because the CLP has weakened against the USD from the pricing date to the final valuation date, the principal amount of the notes (in USD terms) is less than the principal amount of the notes (in USD terms) on the pricing date.

If the CLP weakens relative to the USD over the term of your investment, the amount of principal you receive at maturity will be less, and may be significantly less, than the amount of your initial investment in USD terms.

Historical Information

The following table sets forth the published high, low and end-of-quarter CLP/USD exchange rates (CLPOB), expressed as the amount of Chilean Pesos per one U.S. Dollar, for each quarter in the period from January 2, 2008 through January 25, 2013.  The related graph sets forth the CLP/USD exchange rate for each day such rate was available for that same period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  You cannot predict the future performance of the CLP relative to the USD based on its historical performance.  We cannot give you any assurance that the Chilean Peso will strengthen relative to the U.S. Dollar on any valuation date.  In addition, the exchange rates published by Bloomberg Financial Markets may differ from the rate determined pursuant to “Determination of the CLP/USD Exchange Rate” above.

Any increase in the CLP/USD exchange rate shown in the table and graph below represents a weakening of the CLP relative to the USD, and any decrease in the CLP/USD exchange rate shown in the table and graph below represents a strengthening of the CLP relative to the USD.

CLP/USD Exchange Rates	High	Low	Period End
2008
First Quarter	498.74	431.77	437.00
Second Quarter	529.77	433.90	529.77
Third Quarter	552.50	491.49	552.50
Fourth Quarter	695.94	560.55	639.00
2009
First Quarter	641.27	573.15	583.40
Second Quarter	600.80	530.60	533.80
Third Quarter	558.40	531.85	549.90
Fourth Quarter	557.10	492.80	507.70
2010
First Quarter	545.00	489.30	524.55
Second Quarter	548.40	514.40	546.29
Third Quarter	540.80	483.70	483.70
Fourth Quarter	495.00	468.20	468.25
2011
First Quarter	498.95	466.00	477.60
Second Quarter	476.00	460.60	467.38
Third Quarter	521.10	456.70	519.99
Fourth Quarter	534.97	490.00	519.75
2012
First Quarter	519.00	475.50	488.60
Second Quarter	518.69	481.80	501.45
Third Quarter	501.05	470.48	474.80

February 2013	PS-11

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

USD Exchange Rates	High	Low	Period End
Fourth Quarter	484.99	472.40	479.70
2013
First Quarter (through January 25, 2013)	479.16	470.45	472.07

The CLP/USD exchange rate on January 25, 2013 was 472.07.

Historical CLP/USD Exchange Rates January 2, 2008 through January 25, 2013

Additional Information

General

The notes are a series of unsecured senior debt securities issued by Citigroup Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus.  The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The notes will be issued only in fully registered form and in denominations of CLP 1,000 per note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the notes and of the senior debt indenture under which the notes will be issued.

Book-Entry Procedures

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by DTC or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

No Redemption

The notes are not subject to redemption at the option of Citigroup Inc. or any holder prior to maturity.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the

February 2013	PS-12

Citigroup Inc.

CLP Denominated / USD Payable Coupon Notes due February    , 2018

calculation agent and will equal, for each note, the principal payable at maturity, calculated as though the final valuation date were the date of such acceleration, plus any accrued and unpaid interest to the date of such acceleration.  Any such payment of interest will be computed on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the number of days elapsed from and including the issue date or the immediately succeeding interest payment date, as applicable, to the date of such acceleration or the commencement of such proceeding, as applicable.

In case of default under the notes, whether in the payment of interest or any other payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

© 2013 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

February 2013	PS-13

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes,
Series H

CLP Denominated / USD Payable
Coupon Notes
due February    , 2018

(CLP 1,000 Principal Amount per Note)

Pricing Supplement
February    , 2013

(Including Prospectus Supplement dated
December 20, 2012 and Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-6
Determination of the CLP/USD Exchange Rate	PS-9
How the Notes Work	PS-10
Historical Information	PS-11
Additional Information	PS-12

Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Income Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37
Risk Factors
Prospectus
Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58